Exhibit 16.1

June 30, 2004

Securities and Exchange Commission

Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for Edge Petroleum Corporation and, under the date of March 12, 2004, we reported on the consolidated financial statements of Edge Petroleum Corporation as of and for the years ended December 31, 2003 and 2002.  On June 25, 2004, our appointment as principal accountants was terminated.  We have read Edge Petroleum Corporation’s statements included under Item 4 of its Form 8-K dated June 25, 2004 and we agree with such statements, except we are not in a position to agree or disagree with Edge Petroleum Corporation’s statements made in paragraphs 1 or 5, or the statement in paragraph 2 that the company dismissed KPMG “concurrent with the appointment of BDO Seidman”.

Very truly yours,

KPMG LLP